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
-------------------------                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION            ----------------------------
                                                        Washington, D.C.  20549
         FORM 5                                                                                                OMB APPROVAL
                                              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL
------------------------                                     OWNERSHIP                                ----------------------------
/X/ Check box if no                                                                                   OMB Number:        3235-0362
    longer subject to                          Filed pursuant to Section 16(a) of the                 Expires:  September 30, 1998
    Section 16. Form 4                     Securities Exchange Act of 1934, Section 17(a)             Estimated average
    or Form 5                               of the Public Utility Holding Company Act of              burden hours per
    obligations may                        1935 or Section 30(f) of the Investment Company            response...............  1.0
    continue. See                                            Act of 1940                              ----------------------------
    Instruction 1(b).
/_/ Form 3 Holdings
    Reported
/_/ Form 4 Transactions
    Reported
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
1. Name and Address of          2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s) to Issuer
   Reporting Person*
                                                                                               (Check all applicable)
BLACK      EMILIA      F.          Trend-Lines, Inc.  "TRND"                     _____ Director              __X__ 10% Owner
                                                                                 _____ Officer (give         _____ Other (specify
-------------------------------------------------------------------------------                 title                     below)
(Last)     (First)    (Middle)   3. IRS or Social Security  4.  Statement for                   below)
                                    Number of Reporting         Month/Year
Trend-Lines, Inc.                   Person (Voluntary)
135 American Legion Highway                                     2/26/00
---------------------------------                            ----------------------------------------------------------------------
           (Street)                                          5. If Amendment,   7. Individual or Joint/Group Reporting
                                                                Date of
                                                                                             (check applicable line)
                                                                Original         _____ Form Filed by One Reporting Person
Revere       MA           02151                                 (Month/Year)     _____ Form Filed by More than One Reporting Person
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(City)     (State)        (Zip)                Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security             2. Transaction  3. Transaction    4. Securities      5. Amount of     6. Ownership    7. Nature of
   (Instr. 3)                       Date            Code              Acquired (A)       Securities       Form:           Indirect
                                    (Month/         (Instr. 8)        or Disposed        Beneficially     Direct (D)      Beneficial
                                     Day/                             of (D)             Owned at end     or              Ownership
                                     Year)                            (Instr. 3,         of Issuer's      Indirect (I)    (Instr. 4)
                                                                       4, and 5)         Fiscal Year      (Instr. 4)
                                                                 -------------------     (Instr. 3 and 4)
                                                                         (A)
                                                                         or
                                                                 Amount  (D)  Price
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Class A Common Stock               8/9/99           G            30,000   D    -0-        2,409,609          *              *
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*See Attached Schedule A
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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                    SEC 2270 (7-96)
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FORM 5 (continued)               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                            (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title    2. Conver-   3. Trans-  4. Trans-  5. Number of   6. Date     7. Title   8. Price   9. Number  10. Owner-  11. Nature
   of          sion of      action     action     Derivative     Exercis     and        of         of          ship of     of
   Deriva      Exercise     Date       Code       Securities     -able       Amount     Deriva-    Deriv-      Deriva-     Indirect
   -tive       Price of     (Month/    (Instr.    Acquired       and         of         tive       ative       tive        Ownership
   Security    Deriva-       Day/        8)       (A) or         Expira      Under-     Secur-     Secur-      Secur-      (Instr.
   (Instr. 3)  tive          Year)                Disposed       -tion       lying      ity        ities       ity:          4)
               Security                           of (D)         Date        Secur-     (Instr.    Benefi-     Direct
                                                  (Instr. 3,     (Month/     ities        5)       cially      (D) or
                                                   4, and 5)      Day/       (Instr.               Owned at    Indirect
                                                                  Year)      3 and 4)              the End     (I)
                                                              --------------------------           of Year     (Instr.
                                                                                  Amount           (Instr.       4)
                                                              Date                  or                4)
                                               -------------- Excer- Expira-      Number
                                               (A)     (D)    cis-   tion           of
                                                              able   Date  Title  Shares
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Class B                     8/9/99      C              30,000              Class  30,000           2,288,873     *           *
Common                                                                      A
Stock                                                                      Common
                                                                           Stock
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Explanation of Responses:



                                                                        /s/ Emilia F. Black
**  Intentional misstatements or omissions of facts                ___________________________________           April 10, 2000
    constitute Federal Criminal Violations.                        ** Signature of Reporting Person                  Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              Emilia F. Black

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                       Page 2
                                                                SEC 2270 (7-96)

                                 AMENDED FORM 5

                           AMENDED ANNUAL STATEMENT OF

                         CHANGES IN BENEFICIAL OWNERSHIP

                                   SCHEDULE A

                                 EMILIA F. BLACK

Class A Common Stock                      Shares Beneficially Owned

Emilia F. Black                           2,409,609


Class B Common Stock                      Shares Beneficially Owned

Emilia F. Black                           2,288,873 (1)

     (1) Amount Beneficially Owned: Of the 2,409,609 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the right to acquire 2,288,873 shares upon conversion of such shares of Class B Common Stock of the issuer as to which the reporting person may be deemed to be the beneficial owner, which are convertible at any time into Class A Common Stock on a one to one share basis.

     The shares deemed beneficially owned by the reporting person are held of record by certain trusts of which the reporting person is a trustee, beneficiary or settlor and a limited partnership of which the reporting person is a general partner.

     Of the 2,409,609 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the sole voting and investment power with respect to 919,016 shares of Class A Common Stock deemed beneficially owned by her.

     Of the 2,409,609 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person does not have voting or investment power with respect to 226,317 shares of Class A Common Stock, but has the right to acquire such shares in her capacity as settlor of certain trusts.

     The reporting person shares voting and investment power with respect to 1,188,500 shares of Class A Common Stock.

     Except for 226,317 shares of Class A Common Stock, the reporting person disclaims beneficial ownership as to 4,124,119 shares of Class A Common Stock deemed beneficially owned by the reporting person's spouse.